82-3708

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 22203030 Fax : (079) 22201396

A MEMBER OF THE LALBHAI GROUP

RECEIVED
2004 AUG 25 A 11: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 7, 2004

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

04036489

SUPPL

Dear Sirs,

Sub.:- Intimation regarding approval of enhancement of Investment limit by Foreign Institutional Investors (FIIs) in the equity share capital of the company by the members at the Annual General Meeting held on 7th August, 2004.

With reference to the above, we have to inform you that the members of the company at the Annual General Meeting held on 7th August, 2004 have approved the enhancement of investment limit by Foreign Institutional Investors (FIIs) up to 49% in the paid up equity share capital of the company.

You are requested to kindly bring this to the notice of all concerned.

Thanking you,

Yours faithfully,

R. V. Bhimani
Company Secretary

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

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